UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Canna-Global Acquisition Corp.
(Name of Issuer)

Class A Common Stock, $0.000001 par value per share
(Title of Class of Securities)

13767K101
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	13767K101

1	NAMES OF REPORTING PERSONS
Wolverine Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
155,054

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
155,054

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
155,054

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.86%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No.	13767K101

1	NAMES OF REPORTING PERSONS
Wolverine Trading Partners, Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
155,064

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
155,064

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
155,064

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.86%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO/HC

CUSIP No.	13767K101

1	NAMES OF REPORTING PERSONS
Wolverine Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
155,064

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
155,064

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
155,064

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.86%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No.	13767K101

1	NAMES OF REPORTING PERSONS
Christopher L. Gust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
155,064

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
155,064

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
155,064

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.86%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

CUSIP No.	13767K101

1	NAMES OF REPORTING PERSONS
Robert R. Bellick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
155,064

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
155,064

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
155,064

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.86%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

Item 1.

(a)	Name of Issuer:

The name of the issuer is Canna-Global Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

4640 Admiralty Way, Suite 500
Marina Del Rey, CA 90292

Item 2.

(a)	Name of Person Filing:

Wolverine Asset Management, LLC
Wolverine Holdings, L.P.
Wolverine Trading Partners, Inc.
Christopher L. Gust
Robert R. Bellick

(b)	Address of Principal Business Office or, if None, Residence:

c/o Wolverine Asset Management, LLC
175 West Jackson Boulevard, Suite 340
Chicago, IL 60604

(c)	Citizenship:

Wolverine Asset Management, LLC – Illinois
Wolverine Holdings, L.P. – Illinois
Wolverine Trading Partners, Inc. – Illinois
Christopher L. Gust – US Citizen
Robert R. Bellick – US Citizen

(d)	Title and Class of Securities:

Class A Common Stock, par value $0.000001 per share

(e)	CUSIP No.:

13767K101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Wolverine Asset Management, LLC (“WAM”) is an investment adviser and has voting and disposition power over 155,054 shares of Class A Common Stock of the Issuer. The sole member and manager of WAM is Wolverine Holdings, L.P. (“Wolverine Holdings”). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. (“WTP”), the general partner of Wolverine Holdings. Each of Wolverine Holdings, Mr. Bellick, Mr. Gust, and WTP have voting and disposition power over 155,064 shares of Class A Common Stock of the Issuer.

(b)	Percent of Class:

7.86%

WAM may be deemed the beneficial owner of 7.86% of the Issuer’s outstanding shares of Class A Common Stock, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust may be deemed the beneficial owner of 7.86% of the Issuer’s outstanding shares of Class A Common Stock. The percentages were calculated by dividing the number of shares deemed beneficially owned by each reporting person by 1,972,657 [computed using amounts disclosed in the Issuer’s 10-Q filed November 22, 2023 for September 30, 2023 and 8-K filed December 7, 2023 for December 1, 2023. The aforementioned 10-Q stated there were 3,229,370 shares of the Issuer’s Class A Common stock outstanding as of November 17, 2023. The 8-K mentioned above noted 1,256,713 shares of the Issuer’s Class A Common stock were redeemed leaving a total of 1,972,657 shares of the Issuer’s Class A Common stock outstanding].

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

WAM has shared power to vote, or direct the vote of, 155,054 shares of the Class A Common Stock of the Issuer, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to vote or direct the vote of 155,064 shares of the Class A Common Stock of the Issuer, in each case as set forth in Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

WAM has shared power to dispose, or direct the disposition of, 155,054 shares of the Class A Common Stock of the Issuer, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to dispose, or direct the disposition, of 155,064 shares of the Class A Common Stock of the Issuer, in each case as set forth in Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Wolverine Flagship Fund Trading Limited is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the shares of common stock covered by this statement that may be deemed to be beneficially owned by WAM.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable, see Item 4(a) above.

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2024

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).